UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 30, 2014

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

One Technology Park Drive	
Westford, Massachusetts	01886
(Address of Principal Executive Offices)	(Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

KADANT INC.

Item 7.01 Regulation FD Disclosure.

On April 30, 2014, Kadant Inc. (the "Company") will hold a webcast and conference call to discuss its financial results for the fiscal quarter ended March 29, 2014. A copy of the slides that will be presented on the webcast and discussed in the conference call is being furnished as Exhibit 99 to this Current Report on Form 8-K.

The information in this Form 8-K (including Exhibit 99) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibit

The following exhibit relating to Item 7.01 shall be deemed to be furnished and not filed.

Exhibit No	Description of Exhibit
99	Slides to be presented by the Company on April 30, 2014

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: April 30, 2014   By   /s/ Thomas M. O'Brien
                                         Thomas M. O'Brien
                                         Executive Vice President and
                                           Chief Financial Officer

First Quarter 2014 Business Review

Jonathan W. Painter, President & CEO

Thomas M. O'Brien, Executive Vice President & CFO

KĀDANT
AN ACCENT ON INNOVATION

Forward-Looking Statements

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and economic and industry outlook. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's annual report on Form 10-K for the period ended December 28, 2013. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; oriented strand board market and levels of residential construction activity; commodity and component price increases or shortages; dependence on certain suppliers; international sales and operations; our acquisition strategy; our internal growth strategy; fluctuations in currency exchange rates; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; reliance on third-party research; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

KĀDANT
AN ACCENT ON INNOVATION

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of acquisitions and foreign currency translation, adjusted operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

A reconciliation of those numbers to the most directly comparable U.S. GAAP financial measures is shown in our 2014 first quarter earnings press release issued April 29, 2014, which is available in the Investors section of our website at www.kadant.com under the heading Recent News.

KĀDANT
AN ACCENT ON INNOVATION



Jonathan W. Painter

President & CEO

BUSINESS REVIEW

KĀDANT
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Q1 2014 Financial Highlights

($ Millions, except per share amounts)	Q1 2014	Q1 2013	% CHANGE
Revenue	$93.4	$76.2	22.5%
Gross Margin	45.2%	47.3%	n.m.
Operating Income	$7.6	$7.4	3.4%
Net Income[1]	$5.1	$5.3	-4.4%
Adjusted EBITDA[1]	$12.7	$9.3	36.1%
Diluted EPS[1]	$0.45	$0.47	-4.3%
Bookings	114.7	90.3	27.1%
Net Cash (cash less debt)	$14.2	$51.8	-72.5%

Percent change calculated using actual numbers reported in our Q1 2014 earnings release dated April 29, 2014.

[1] From continuing operations.

KĀDANT
AN ACCENT ON INNOVATION

Q1 2014 Revenue By Product Line

($ Millions)	Q1 2014	Q1 2013	% CHANGE	EXCL. FX
Stock-Preparation	$26.2	$23.0	13.8%	12.1%
Doctoring, Cleaning, & Filtration	27.0	25.9	4.4%	3.8%
Fluid-Handling	25.0	23.5	6.2%	6.4%
Wood Processing Systems	11.3	0.0	n.m.	n.m.
Fiber-based Products	3.9	3.8	2.7%	2.7%
TOTAL	**$93.4**	**$76.2**	**22.5%**	**21.9%**

Percent change calculated using actual numbers reported in our Q1 2014 earnings release dated April 29, 2014.

KĀDANT
AN ACCENT ON INNOVATION

Q1 2014 Bookings By Product Line

($ Millions)	Q1 2014	Q1 2013	% CHANGE	EXCL. FX
Stock-Preparation	$43.8	$36.6	19.6%	17.1%
Doctoring, Cleaning, & Filtration	32.3	26.1	23.8%	23.2%
Fluid-Handling	27.9	22.9	21.7%	21.4%
Wood Processing Systems	7.8	0.0	n.m.	n.m.
Fiber-based Products	2.9	4.7	-36.9%	-36.9%
TOTAL	**$114.7**	**$90.3**	**27.1%**	**25.8%**

KĀDANT
AN ACCENT ON INNOVATION

Bookings and Revenues

US$ (millions)


$120
$100
$80
$60
$40
$20
$0
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
Bookings
Revenues

KADANT
AN ACCENT ON INNOVATION

Parts and Consumables Bookings and Revenues



KĀDANT
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REGIONAL PERFORMANCE

KĀDANT
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North America Bookings and Revenues



US$ (millions)
$80
$70
$60
$50
$40
$30
$20
$10
$0
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
Bookings
Revenues

Europe Bookings and Revenues

US$ (millions)



KĀDANT
AN ACCENT ON INNOVATION

China Bookings and Revenues



KAI 1Q14 Business Review–April 30, 2014

KĀDANT
AN ACCENT ON INNOVATION

South America Bookings and Revenues

US$ (millions)



KAI 1Q14 Business Review–April 30, 2014
© 2014 Kadant Inc. All rights reserved.

KĀDANT
AN ACCENT ON INNOVATION

Guidance for Continuing Operations

- Q2 2014 GAAP diluted EPS of $0.66 to $0.68
- Q2 2014 revenues of $104 to $106 million

- FY 2014 GAAP diluted EPS of $2.60 to $2.70
- FY 2014 revenues of $410 to $420 million

KĀDANT
AN ACCENT ON INNOVATION



Thomas M. O'Brien

Executive Vice President & Chief Financial Officer

FINANCIAL REVIEW

KĀDANT
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Quarterly Gross Margins



KĀDANT
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Quarterly SG&A



KAI 1Q14 Business Review–April 30, 2014

KĀDANT
AN ACCENT ON INNOVATION

1Q13 to 1Q14 Diluted EPS from Continuing Operations



KAI 1Q14 Business Review–April 30, 2014

KĀDANT
AN ACCENT ON INNOVATION

Cash Flow

($ Millions)	1Q14	1Q13
Income from Continuing Operations	$5.2	$5.3
Depreciation and Amortization	3.0	2.0
Stock-Based Compensation	1.4	1.3
Other Items	(0.5)	(0.7)
Change in Current Assets & Liabilities (excl. acquisitions)	(2.9)	(0.9)
Cash Provided by Continuing Operations	**$6.2**	**$7.0**

KĀDANT
AN ACCENT ON INNOVATION

Key Working Capital Metrics

	1Q14	4Q13	1Q13
Days in Receivables	68	70	72
Days in Inventory	110	96	95
Days in Payables	46	48	51



KĀDANT
AN ACCENT ON INNOVATION

Working Capital and Cash Conversion Days

	1Q14	4Q13	1Q13
Working Capital % LTM Revenues*	15.4%	16.6%	14.8%
Cash Conversion Days**	132 days	118 days	116 days

*Working Capital is defined as current assets less current liabilities, excluding cash, debt, and the discontinued operation.
** Based on days in receivables plus days in inventory less days in accounts payable.



KĀDANT
AN ACCENT ON INNOVATION

Cash and Debt

($ Millions)	1Q13	4Q13	1Q13
Cash, cash equivalents, and restricted cash	$57.2	$50.2	$58.4
Debt	(42.9)	(38.6)	(6.6)
Net Cash	**$14.3**	**$11.6**	**$51.8**



KAI 1Q14 Business Review–April 30, 2014

KĀDANT
AN ACCENT ON INNOVATION

Leverage Ratio

Debt/EBITDA *



* Calculated by adding or subtracting certain items, as required by our Credit Facility, from Adjusted EBITDA. Under our new Credit Facility entered into on August 3, 2012 total debt is defined as debt less domestic cash of up to $25 million. For periods prior to 3Q12, total debt was not reduced for domestic cash.

KĀDANT
AN ACCENT ON INNOVATION

Questions & Answers

To ask a question, please call **877-703-6107** within the U.S. or
+1-857-244-7306 outside the U.S. and reference 83375884.

Please mute the audio on your computer.

KĀDANT
AN ACCENT ON INNOVATION

Q1 2014 Key Take-Aways

- Record bookings at $115 million

- Record parts and consumables revenues and bookings at $61 million and $66 million, respectively

- Record adjusted EBITDA up 36% to $12.7 million or 14% of sales

KĀDANT
AN ACCENT ON INNOVATION

First Quarter 2014 Business Review

Jonathan W. Painter, President & CEO
Thomas M. O'Brien, Executive Vice President & CFO

KĀDANT
AN ACCENT ON INNOVATION